MOVADO GROUP, INC.

A POWERFUL PORTFOLIO OF BRANDS

ANNUAL REPORT 2005

At Movado Group, we are committed
to building the strongest brands in the industry —
and we are passionate about what we do.
Our people are fueled by a creative spirit and a
drive for excellence that are reflected in every aspect
of our business. We offer the watch industry
a compelling strategic vision and a track record
of sustained growth. Share in our success.

Movado • Ebel • Concord • ESQ • Coach Watches • Tommy Hilfiger Watches • Hugo Boss Watches

MOVADO GROUP INC.

Financial Highlights

Dollars in millions (except per share data)	2005	2004	2003
Results of Operations:			
Consolidated sales	$419.0	$330.2	$300.1
Retail sales - Movado boutiques and outlets	$ 73.9	$ 60.9	$ 53.9
Number of Movado boutiques open at year end	24	17	10
Gross profit %	59.7%	60.7%	61.4%
Operating income	$ 35.1	$ 34.8	$ 31.8
Net income	$ 26.3	$ 22.9	$ 20.1
Net income per share-diluted	$ 1.03	$ 0.92	$ 0.82
Cash Flow and Financial Position:			
Operating cash flows	$ 30.2	$ 51.6	$ 33.3
Cash and cash equivalents	$ 63.8	$ 82.1	$ 38.4
Working capital	$303.7	$252.9	$219.4
Shareholders' equity	$316.6	$274.7	$236.2
Tangible net worth	$258.9	$235.9	$212.6
Total debt	$ 45.0	$ 35.0	$ 35.0

Net Sales
Dollars in Millions


419.0
330.2
300.1
200
2003
2004
2005

Operating Cash Flows
Dollars in Millions


51.6
33.3
30.2
0
2003
2004
2005

Net Income
Dollars in Millions


26.3
22.9
20.1
15
2003
2004
2005

Dear Fellow Shareholders,

A powerful portfolio of brands, a global vision and world-class execution.

Since its founding, Movado Group has created a company with strong brands that successfully translate fine craftsmanship and artistry into luxury products. All of our brands – Movado, Ebel, Concord, ESQ, Coach and Tommy Hilfiger – share the common characteristics of possessing the most sought-after images and offering products with great design, quality and value in their categories. This portfolio of brands – diversified by consumer segment, channel and geography – provides a solid foundation for Movado Group to grow today, and for years to come.

Fiscal 2005 was a landmark year for the Company on several fronts. The successful purchase and integration of Ebel marked our first acquisition since the Movado brand in 1983. For the year, we delivered significant growth with sales increasing 27% to $419 million, and despite the dilutive impact of Ebel, net income grew 15% to $26 million. This performance was fueled by very strong international growth with double-digit sales gains recorded in each of our brands. In fact, with the acquisition of Ebel, our company generated 21% of total sales from international markets compared to 13% in fiscal 2004. Throughout the year, we continued to focus on strengthening our balance sheet and ended fiscal 2005 with over $63 million in cash, despite the $43 million all-cash acquisition of Ebel. And, over the past five years, we have generated in excess of $175 million in operating cash flow, with $30 million generated in fiscal 2005.

27%

For the year, we delivered significant growth with sales increasing 27% to $419 million.

MOVADO

Our flagship brand's longtime association with the cultural and performing arts is celebrated in its image-enhancing "art of time" marketing campaign.


©2004 movado group, inc.
MOVADO
the art of time
mia maestro, international actress.
esperanza®. new floating diamond bezel. stainless steel.
mother-of-pearl dial. swiss made. water resistant.
movado is proud of its long-time association with the arts.
movado.com


MOVADO
the art of design
holiday 2004

MOVADO BOUTIQUES

Our focused retail concept extends the Movado brand philosophy of design innovation beyond watches to encompass a range of products for modern living.

Our success is driven by the same passion and commitment that fuels our creative spirit. From innovative product development, to creative marketing and advertising support, to excellent customer service, we apply the highest standards to everything we do. Central to our Company's success is a team of people who share the vision, the passion and the commitment for building strong brands and businesses, while always focusing on our customers.

Movado Group's philosophy is built upon an unwavering commitment to our brands' core values and to the long-term strategies that we have put in place. Our brands' images are built on their heritage and we remain true to their history, while constantly evolving to keep them fresh and modern. This commitment is what has enabled the Company to build a powerful portfolio of brands with global growth prospects.

We are focused on enhancing and growing our leadership position in the segments of the watch market in which we compete.

Across each of our brands and businesses, we consistently introduce innovation and excitement to the marketplace. With beautiful products, strong marketing programs, provocative advertising campaigns and dedicated service, we deliver the total package to our customers. This is what has, and what will continue to, set us apart from the competition.

An icon of modernism, Movado immediately conjures images of its signature museum dial in the minds of consumers. An unmistakable and dominant force in the marketplace,

15%

Despite the dilutive impact of Ebel, net income grew 15% to $26 million.

Movado continues to grow both domestically and abroad. Bold new products including the Museum Automatic, Trembrili and Bareleto are raising the bar on design and exciting our customers. A high-impact advertising campaign featuring a strong array of personalities including Mikhail Baryshnikov, Sarah Chang, Pete Sampras, Mia Maestro and Wynton Marsalis, provides consistent, instantly recognizable support for the brand. Movado's image is also reinforced through the brand's cultural associations and ongoing commitment to the arts. Movado maintains strong affiliations with prominent institutions, some of which include New York City Ballet, Lincoln Center for the Performing Arts, Miami City Ballet and The John F. Kennedy Center for the Performing Arts, as well as a long-standing relationship with PBS.

We will continue to employ these strategies to build upon Movado's dominant position in North America. We are also establishing Movado's presence in China, a fast-growing market with a large and rapidly emerging affluent population. We believe Movado is an excellent fit for these aspirational consumers, as it has proven itself to be in North America. Looking ahead, we plan to significantly increase our resources in China as we develop Movado into a major accessible luxury brand there.

Our Movado boutiques have taken Movado's brand image to the next level, and we have made a long-term commitment to building this business. We are devoting all the right resources to our boutique initiative including exceptional product design, talented people and strong advertising and marketing support. With 24 locations nationwide at the end of fiscal 2005, Movado boutiques expose our consumers to the complete Movado brand

21%

With the acquisition of Ebel, our company generated 21% of total sales from international markets compared to 13% in fiscal 2004.

EBEL

With innate beauty and sophistication, Claudia Schiffer exudes the spirit of Ebel in the brand's new global marketing campaign shot by photographer Patrick Demarchelier.


THE ARCHITECTS OF TIME


CONCORD
Style defined
CONCORD
Delirium
SWISS MADE

CONCORD

Epitomizing refined elegance and sophisticated style for people driven by individual expressions of luxury, Concord has developed great strength in key Middle and Far East markets.

experience, offering proprietary jewelry designs, personal accessories, decorative home and gift items, in addition to Movado timepieces. Our boutiques have transformed Movado into a lifestyle brand and they have become a destination for consumers in upscale shopping centers throughout the United States.

Over the past several years we have made significant progress solidifying Concord's luxury positioning in the marketplace. In addition to a strong presence in North America, Concord has developed great strength in the Middle and Far East and delivered a record year in Japan. New products representing luxury and innovation, many within core collections including Saratoga, La Scala and Delirium, will continue to drive Concord's performance. A new global advertising campaign, *Style defined*, is resonating strongly with consumers around the world. Together with a cohesive marketing program rolled out over the past two years, Concord is well positioned for significant growth in its key markets as we move forward.

ESQ is steadily returning to its roots as a leader in the entry-level Swiss watch category. With a clear brand identity, leadership product and strong marketing support, we are placing a big emphasis on ESQ in the North American marketplace. New product families, along with extensions of existing families, will be stand-outs in the category. We will also support ESQ with a brand new advertising campaign that personifies the brand under the theme line *ESQ&U*, appealing to our target consumer. With all of these elements now in place, ESQ is a brand to watch.

$63 million

We continued to focus on strengthening our balance sheet and ended fiscal 2005 with over $63 million in cash despite the $43 million all-cash acquisition of Ebel.

Building on the strength of our brands, Movado Group is expanding on a global basis.

The increasing appeal of Movado Group's portfolio in key markets around the world gives our company the opportunity to continue its long history of growth. We recently completed a project pinpointing major international growth opportunities for each of our brands, determining that the international arena presents excellent growth potential for our Company. With an eye to the future, we are strategically investing in our organization and positioning our Company to support expansion and to take advantage of global growth opportunities.

Ebel, which we acquired in March of 2004, is a world-class luxury brand that represents a major global growth opportunity for Movado Group. In a short time, we have made great strides toward returning Ebel to its roots as The Architects of Time and to its rightful place at the top of the luxury watch category. Ebel's new global advertising campaign has enabled the brand to reconnect with its consumers and recapture attention in the marketplace. Our comprehensive marketing program now truly conveys Ebel's luxury status. We also introduced an impressive array of newness and excitement across Ebel's product collections at the annual watch and jewelry fair in Basel, Switzerland in April of 2005, which generated great enthusiasm among our retail partners and bodes well for the future.

Returning Ebel to its prominent place as a global luxury watch brand is truly about a passion and a vision. It is the vision of recognizing what Ebel once was and of knowing what Ebel can and will become. And it is about the passion to make that vision a reality, which will provide long-term shareholder value.

$175 million

Over the past five years we have generated in excess of $175 million in operating cash flow with $30 million generated in fiscal 2005.

ESQ

An exciting new lifestyle advertising campaign, innovative new products and strong marketing support are returning ESQ to a leadership position in the entry-level Swiss watch category.



Elan. Sleek bangle in polished stainless steel. Swiss quartz.
&U
SWISS
esqswiss.com
ESQ
SWISS


COACH
The Coach Gallery Interchangeable Watch
COACH
EST. 1941

COACH WATCHES

Part of the incredible worldwide success of the Coach brand, fashionable, meticulously made timepieces like Coach Gallery create a stylish synergy with the latest Coach collections.

Our licensed brands provide significant growth for the Company both domestically and internationally.

We treat our licensed businesses as our own, applying a brand-building approach for the long-term health of these businesses. Through our product development and merchandising initiatives, we are focused on creating watch collections that represent and reinforce the defining elements of each of our licensed brands. By selectively partnering with only the best brands in the marketplace and applying our proven operating philosophies, our licensed businesses have seen significant strengthening over the past few years. Looking ahead, we will intensify our efforts and accelerate growth in those markets where the parent brand already enjoys a strong presence.

Our close partnership with Coach has enabled our Company to build a very successful watch business with one of the best-recognized and fastest-growing accessory brand names in the world. Strong performances in Coach's key markets – the United States, Japan, and Japanese travel destinations – continue to drive this business. With fashionable new products inspired by Coach Leathergood's handbag creations, we look forward to continuing to capitalize on the global momentum of this great brand.

Since launching Tommy Hilfiger Watches in fiscal 2002, we have grown this business into a thriving global operation. The strong pace of growth is a testament to our team, our strategies and the appeal of the Tommy Hilfiger brand name worldwide. Our strategy has been to bring great designs and differentiated products to the fashion watch category

24

With 24 locations nationwide, Movado boutiques expose our consumers to the complete Movado brand experience.

where they didn't exist before. We will continue to inject excitement with multiple new product introductions as we build upon Tommy Hilfiger Watches' global presence.

The Hugo Boss watch license is a great addition to our portfolio of brands. A leading player in the upscale clothing market, Hugo Boss is a powerhouse brand in the global arena. We will leverage the worldwide strength of the Hugo Boss brand and position our watch collection at the high end of the fashion watch category. In addition to wholesale distribution in Europe, the United States and Asia, the collection will be sold in Hugo Boss retail locations throughout the world. We look forward to building this business and capitalizing on the many global growth opportunities this brand presents to Movado Group.

In conclusion, fiscal 2005 was an outstanding year for Movado Group. Our strategic focus and commitment to operational excellence delivered record revenue and strong profit gains. While we celebrate our performance, we are even more proud of the strong platform we have built for future accelerated growth as we invest in our brands, in our people, in our commitment to innovation, and in our relationships with our consumers and our retail partners.

With our dedicated team, our strong brands, our beautiful products and our integrated marketing approach, we are prepared to step into our next phase of growth. Movado Group is a company on the move with exciting things to come.

Thank you for your continued support.

GEDALIO GRINBERG
Chairman

EFRAIM GRINBERG
President and Chief Executive Officer

TOMMY HILFIGER

With the worldwide power of the Tommy Hilfiger brand name, and quality watches of fresh, spirited design, we have grown this licensed fashion watch brand into a flourishing global business.


CLASSICS WITH A TWIST
TOMMY HILFIGER
WATER RESISTANT
50 METERS
TOMMY HILFIGER
WATCHES


E 56
BOSS
HUGO BOSS

HUGO BOSS

Leveraging the strength of the Hugo Boss brand name and its international distribution, our new Hugo Boss Watches will be positioned at the high end of the fashion watch category.

FORWARD-LOOKING STATEMENTS

Statements in this annual report on Form 10-K, including, without limitation, statements under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report, as well as statements in future filings by the Company with the Securities and Exchange Commission ("SEC"), in the Company's press releases and oral statements made by or with the approval of an authorized executive officer of the Company, which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections about the Company, its future performance, the industry in which the Company operates and management's assumptions. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "should" and variations of such words and similar expressions are also intended to identify such forward-looking statements. The Company cautions readers that forward-looking statements include, without limitation, those relating to the Company's future business prospects, projected operating or financial results, revenues, working capital, liquidity, capital needs, plans for future operations, expectations regarding capital expenditures and operating expenses, effective tax rates, margins, interest costs, and income as well as assumptions relating to the foregoing. Forward-looking statements are subject to certain risks and uncertainties, some of which cannot be predicted or quantified. Actual results and future events could differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC including, without limitation, the following: general economic and business conditions which may impact disposable income of consumers in the United States and the other significant markets where the Company's products are sold, general uncertainty related to possible terrorist attacks and the impact on consumer spending, changes in consumer preferences and popularity of particular designs, new product development and introduction, competitive products and pricing, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier, the loss of significant customers, the Company's dependence on key employees and officers, the ability to successfully integrate the operations of acquired businesses without disruption to other business activities, the continuation of licensing arrangements with third parties, ability to secure and protect trademarks, patents and other intellectual property rights, ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, continued availability to the Company of financing and credit on favorable terms, business disruptions, disease, general risks associated with doing business outside the United States including, without limitation, import duties, tariffs, quotas, political and economic stability, and success of hedging strategies with respect to currency exchange rate fluctuations.

GENERAL

Wholesale Sales. The primary factors that influence annual sales are general economic conditions in the Company's domestic and international markets, new product introductions, the level and effectiveness of advertising and marketing expenditures and product pricing decisions.

Approximately 21.2% of the Company's total sales are from international markets and therefore reported sales made in those markets are affected by foreign exchange rates. Significant portions of the Company's international sales are billed in Swiss francs and translated to U.S. dollars at average exchange rates for financial reporting purposes. With the acquisition of Ebel in March of 2004 and the introduction of Hugo Boss watches, the Company expects that a slightly higher percentage of its total sales will be derived from international markets in the future.

The Company's business is seasonal. There are two major selling seasons in the Company's markets: the spring season, which includes school graduations and several holidays and, most importantly, the Christmas and holiday season. Major selling seasons in certain international markets center on significant local holidays that occur in late winter or early spring. The Company's net sales historically have been higher during the second half of the fiscal year. The second half of the fiscal year accounted for approximately 58.7%.

Retail Sales. The Company's retail operations consist of 24 Movado Boutiques and 27 outlet stores located throughout the United States. The Company does not have any retail operations outside of the United States.

The significant factors that influence annual sales volumes in the Company's retail operations are similar to those that influence domestic wholesale sales. In addition, many of the Company's outlet stores are located near vacation destinations and, therefore, the seasonality of these stores is driven by the peak tourist seasons associated with these locations.

Gross Margins. The Company's overall gross margins are primarily affected by four major factors: brand and product sales mix, product pricing strategy, manufacturing costs and the U.S. dollar/Swiss franc exchange rate. Gross margins for the Company may not be comparable to those of other entities, since some entities include all the costs related to its distribution network in cost of sales whereas the Company does not include the costs associated with the U.S. warehousing and distribution facility nor the occupancy costs for the retail segment in the cost of sales line item.

Gross margins vary among the brands included in the Company's portfolio and also among watch models within each brand. Watches in the luxury and premium price point categories generally earn lower gross margin percentages than moderate price models. Gross margins in the Company's outlet business are lower than those of the wholesale business since the outlets primarily sell seconds and discontinued models that generally command lower selling prices. Gross margins from the sale of watches in the Movado Boutiques exceed those of the wholesale business since the Company earns margins from manufacture to point of sale to the consumer.

All of the Company's brands compete with a number of other brands on the basis of not only styling but also wholesale and retail price. The Company's ability to improve margins through price increases is therefore, to some extent, constrained by competitors' actions.

Costs of sales of the Company's products consist primarily of component costs, internal assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and assembly in Switzerland. Through productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements and expects to extend this strategy over the near term.

Since a substantial amount of the Company's product costs are incurred in Swiss francs, fluctuations in the U.S. dollar/Swiss franc exchange rate can impact the Company's production costs and, therefore, its gross margins. The Company hedges its Swiss franc purchases using a combination of forward contracts, purchased currency options and spot purchases. The Company's hedging program had the effect of minimizing the exchange rate impact on product costs and gross margins.

Selling, General and Administrative ("SG&A") Expenses. The Company's SG&A expenses consist primarily of advertising, selling, distribution and general and administrative expenses. Annual advertising expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and related expenses, expenses associated with the Basel Watch and Jewelry Fair and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail selling expenses consist primarily of salaries and store rents.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, bad debts, patent and trademark expenses and various other general corporate expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and those significant policies are more fully described in Note 1 to the Company's consolidated financial statements. The preparation of these financial statements and the application of certain critical accounting policies require management to make judgments based on estimates and assumptions that affect the information reported. On an on-going basis, management evaluates its estimates and judgments, including those related to sales discounts and markdowns, product returns, bad debt, inventories, income taxes, financing operations, warranty obligations, and contingencies and litigation. Management bases its estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, contractual commitments and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are the critical accounting policies requiring significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

In the wholesale segment, the Company recognizes its revenues upon transfer of title and risk of loss in accordance with its FOB shipping point terms of sale and after the sales price is fixed and determinable and collectibility is reasonably assured. In the retail segment, transfer of title and risk of loss occurs at the time of register receipt. The Company records estimates for sales returns, volume-based programs and sales and cash discount allowances as a reduction of revenue in the same period that the sales are recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's on-going credit evaluations of the customers and customer payment history and account aging. While the actual bad debt losses have historically been within the Company's expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same bad debt loss rates. As of January 31, 2005, the Company knew of no situations with any of the Company's major customers which would indicate the customer's inability to make their required payments.

Inventories

The Company values its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to evaluate the adequacy of inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product and components are unsaleable in the Company's outlet stores, a reserve is established for the cost of those products and components. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from the Company's expectations.

Long-Lived Assets

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated future cash flows or comparable market values, giving consideration to recent operating performance and pricing trends.

During the fourth quarter of fiscal 2005, the Company determined that the carrying value of its long-lived assets in the Movado Boutique located in the Soho section of New York City, might not be recoverable. The impairment review was performed pursuant to SFAS No. 144 because of an economic downturn affecting the Soho Boutique operations and revenue forecasts. As a result, the Company recorded a non-cash pretax impairment charge of $2.0 million consisting of property, plant and equipment of $0.8 million and other assets of $1.2 million. The entire impairment charge is included in the selling, general and administrative expenses in the fiscal 2005 Consolidated Statements of Income. The Company will continue to operate this boutique. There were no impairment losses related to long-lived assets in fiscal 2004 or 2003.

Warranty

All watches sold by the Company are covered by limited warranties against defects in material and workmanship for periods ranging from two to three years from the date of purchase for movements and up to five years for the gold plating for Movado watch cases and bracelets. The Company records an estimate for future warranty costs based on historical repair costs. Warranty costs have historically been within the Company's expectations and the provisions established. If such costs were to substantially exceed estimates, this could have an adverse affect on the Company's operating results.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

RESULTS OF OPERATIONS

The following is a discussion of the results of operations for fiscal 2005 compared to fiscal 2004 and fiscal 2004 compared to fiscal 2003 along with a discussion of the changes in financial condition during fiscal 2005.

The following are net sales by business segment *(in thousands):*

	Fiscal Year Ended January 31,		
	2005	2004	2003
Wholesale:			
Domestic	**$256,331**	$224,866	$207,819
International	**88,697**	44,475	38,376
Retail	**73,938**	60,873	53,882
Net Sales	**$418,966**	$330,214	$300,077

The following table presents the Company's results of operations expressed as a percentage of net sales for the fiscal years indicated:

	Fiscal Year Ended January 31,		
	2005	2004	2003
	% of net sales	% of net sales	% of net sales
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**40.3%**	39.3%	38.6%
Selling, general and administrative expenses	**51.3%**	50.1%	50.8%
Interest expense, net	**0.8%**	0.9%	1.3%
Net income	**6.3%**	6.9%	6.7%

Fiscal 2005 Compared to Fiscal 2004

Net Sales

Net sales in fiscal 2005 were $419.0 million, or 26.9% above fiscal 2004 sales of $330.2 million. For the year, sales increases were recorded in all brands and business segments.

Domestic Wholesale Net Sales

The domestic wholesale business increased by 14.0%, or $31.5 million, to $256.3 million, including Ebel sales of $15.7 million. A sales increase of $7.2 million was recorded in the Movado brand. The increase is attributed to new product introductions at more affordable price points as well as increased sell through at certain retailers in key customer chain stores. The Coach brand increased by $2.3 million as a result of the introduction of fashion products in tandem with new product offerings by Coach, Inc. The Tommy Hilfiger watch business increased by $4.4 million. This reflects the expansion into new doors in the North American marketplace as well as the continued strength of the Tommy Hilfiger watch business.

International Wholesale Net Sales

The international wholesale business was $88.7 million and was above prior year by $44.2 million or 99.4%, including Ebel sales of $28.5 million. An increase of $6.3 million was recorded in Tommy Hilfiger as a result of international market expansion. Coach, Concord and Movado increased by $2.0 million, $5.0 million and $2.3 million, respectively, due to growth primarily recorded in Asia.

Retail Net Sales

Sales in the Company's retail segment increased by $13.1 million, or 21.5%, to $73.9 million. Comparable store sales increases of 11.2% were achieved in the Movado Boutiques. In addition, new store sales grew by $10.4 million over the prior year. Comparable store sales in the Company outlet stores were flat year over year. At January 31, 2005, the Company operated 24 Movado Boutiques and 27 outlet stores as compared to 17 Movado Boutiques and 26 outlet stores at January 31, 2004.

Gross Margin

Gross margin for the year was $250.1 million, an increase of $49.8 million over prior year gross margin of $200.3 million. The increase of $49.8 million was due to increased sales of $88.8 million. As a percent of sales, gross margin was 59.7% versus 60.7% in the prior year. The lower gross margin percentage was primarily attributed to a sales mix change due to the addition of Ebel and the increased sales of Tommy Hilfiger, where the gross margins are lower than the Company's historical average.

Selling, General and Administrative Expenses

SG&A expenses of $215.1 million increased by $49.5 million, or 29.9%, from $165.5 million in fiscal 2004. The primary reasons for the increases were the addition of Ebel, which recorded $28.3 million of incremental expenses, $6.6 million of increased spending in support of the Movado Boutique expansion, higher payroll and related costs of $6.4 million, additional marketing programs of $1.3 million and other corporate initiatives of $2.2 million, which included higher legal costs, costs incurred in connection with Sarbanes-Oxley implementation and costs associated with the acquisition of Ebel which could not be capitalized. In addition, in accordance with SFAS No. 144, the Company recorded a non-cash impairment charge of $2.0 million which is included in SG&A.

Wholesale Operating Income

Operating income in the wholesale segment decreased by $1.5 million to $33.4 million. The effect of the addition of Ebel was an operating loss for the year of $3.8 million. Excluding the loss of Ebel, operating income in the wholesale segment was $37.2 million or an increase over prior year of $2.3 million. The increase excluding the effect of Ebel is the net result of higher gross margin of $14.9 million, partially offset by the increase in SG&A expenses of $12.6 million.

The higher gross margin of $14.9 million was the result of an increase in net sales of $30.3 million. The increase in the SG&A expenses of $12.6 million is primarily due to $1.7 million in the wholesale segment as a result of the translation impact of the weak U.S. dollar, an increase of $1.3 million in marketing spending, which includes support for the Movado expansion in China and support for the international market expansion of Tommy Hilfiger, higher payroll and related costs of $6.4 million and $2.2 million in other corporate initiatives including higher legal costs, costs incurred in connection with Sarbanes-Oxley implementation and costs associated with the acquisition of Ebel which could not be capitalized.

Retail Operating Income (Loss)

Operating income in the retail segment increased by $1.8 million. The increase is the net result of higher gross margin of $10.5 million partially offset by increased SG&A expenses of $8.7 million.

The retail segment higher gross margin was due to a net sales increase of $13.1 million. This was primarily due to comparable store sales increases in the Movado Boutiques of 11.2% and the opening of seven new Movado Boutiques and one new outlet store. The comparable store sales in the outlet stores were flat year over year.

The increase in SG&A expenses of $8.7 million was primarily attributed to the costs associated with the opening of the seven new Movado Boutiques and one new outlet store of $6.6 million and the effect of the impairment charge related to the Soho Boutique of $2.0 million.

Income from Litigation Settlement

The Company recognized income for the year ended January 31, 2005 from a litigation settlement with Swiss Army Brands, Inc. in the net amount of $1.4 million. This consisted of a gross settlement of $1.9 million partially offset by direct costs related to the litigation of $0.5 million. After accounting for fees and taxes associated with the settlement, net income increased by $0.8 million, or $0.03 per diluted share.

Interest Expense

Interest expense for fiscal 2005 was $3.4 million, reflecting a 12.7% increase over fiscal 2004 interest of $3.0 million. The increase was primarily the result of higher average borrowings, which were $58.0 million or 14.9% above the prior year. The increased borrowings were initiated to take advantage of low long-term rates and to improve the Company's capital structure.

Income Taxes

The Company's income tax provision amounted to $6.8 million and $8.9 million in fiscal 2005 and 2004 respectively. This represents an effective tax rate of 20.5% in fiscal 2005 compared to 28% for fiscal 2004. The lower effective tax rate for fiscal 2005 is primarily due to adjustments in the fourth quarter relating to refunds from a retroactive Swiss tax ruling, a favorable U.S. tax accrual adjustment and the recording of the tax benefit from an asset impairment in the U.S.

Fiscal 2004 Compared to Fiscal 2003

Net Sales

Net sales in fiscal 2004 were $330.2 million, or 10.0% above fiscal 2003 sales of $300.1 million. For the year, sales increases were recorded in all brands and business segments.

Domestic Wholesale Net Sales

The domestic wholesale business increased by 8.2%, or $17.0 million, to $224.9 million. A sales increase of $7.2 million was recorded in the Movado brand with the opening of new doors in the chain and department store business. The Coach brand increased by $3.4 million and was attributed to the introduction of fashion products in tandem with Coach, Inc. new product offerings. The Company intends to continue to provide products viewed as accessories to the Coach leather goods customer. The Concord brand increased by $2.9 million and was fueled by the introduction of new, more accessibly priced steel products. The Tommy Hilfiger brand increased by $2.0 million, which reflects the expansion into new doors in the North American marketplace.

International Wholesale Net Sales

The international wholesale business was $44.5 million and was above prior year by 15.9%, or $6.1 million. The effect of translating the weaker U.S. dollar resulted in an increase in net sales of $3.9 million. Increases of $5.2 million were recorded in Tommy Hilfiger as a result of international market expansion. The Movado business was below prior year by $3.2 million as a result of difficult economic conditions in Europe and South America.

Retail Net Sales

Sales in the Company's retail segment increased by $7.0 million, or 13.0%, to $60.9 million. Comparable store sales increases of 20.1% were recorded in the Movado Boutiques. In addition, sales increases of $3.8 million were recorded as a result of the expansion into seven new Movado Boutiques opened in fiscal 2004. At January 31, 2004, the Company operated 17 Movado Boutiques and 26 outlet stores as compared to 10 Movado Boutiques and 26 outlet stores at January 31, 2003.

Gross Margin

Gross margin for the year was $200.3 million, an increase of $16.1 million over prior year gross margin of $184.2 million. The increase of $16.1 million was largely due to increased sales of $30.1 million. Included in these incremental margins were the effects of foreign currency translation which resulted in an increase in gross margin of $3.2 million. As a percent of sales, gross margin was 60.7% versus 61.4% in the prior year. The lower gross margin percentage was primarily attributed to the effect of the increased sales mix of Tommy Hilfiger, where the gross margin for this business is lower than the Company's historical average.

Selling, General and Administrative Expenses

SG&A expenses of $165.5 million reflect an increase of $13.1 million from $152.4 million in fiscal 2003. Included in the $13.1 million increase in SG&A expenses is approximately $2.7 million in higher costs as a result of the translation impact of the weak U.S. dollar. In addition, there was increased marketing spending of $2.6 million, which included the new Movado television campaign, increased operating costs of approximately $4.0 million to support the seven new Movado Boutiques, and $4.1 million of higher payroll and related costs.

Wholesale Operating Income

Operating income in the wholesale segment increased by $5.4 million to $34.9 million. The increase is the net result of higher gross margin of $12.6 million, partially offset by the increase in SG&A expenses of $7.2 million.

The higher gross margin was the result of an increase in net sales of $23.1 million. The principal reasons for the increase in the SG&A expenses of $7.2 million were approximately $2.7 million in the wholesale segment as a result of the translation impact of the weak U.S. dollar, an increase of $1.8 million in marketing spending, which included the production and airing of the new Movado brand television campaign, and higher payroll and related costs of $4.1 million.

Retail Operating Income (Loss)

Operating income in the retail segment decreased by $2.4 million. The decrease was the net result of higher SG&A expenses of $6.0 million partially offset by higher gross margin of $3.6 million.

The retail segment higher gross margin was due to a net sales increase of $7.0 million, primarily the result of opening seven new Movado Boutiques which accounted for $3.8 million and comparable store sales increases in the Movado Boutiques of $2.6 million. The increase in SG&A expenses of $6.0 million was primarily due to costs associated with the opening of the new Movado Boutiques of approximately $4.0 million, as well as increased spending in existing Movado Boutiques of $1.2 million primarily to support the related back office infrastructure.

Interest Expense

Interest expense in fiscal 2004 declined by $0.9 million from $3.9 million in fiscal 2003 to $3.0 million in fiscal 2004. The decrease was due to significantly lower weighted-average bank borrowings. The average borrowings for fiscal 2004 were $50.5 million or 25.7% lower than fiscal 2003 borrowings of $68.0 million. This was due to favorable cash flow and working capital management.

Income Taxes

The Company's income tax provision amounted to $8.9 and $7.8 million in fiscal 2004 and 2003, respectively. This represents a 28.0% effective tax rate in both fiscal years. Management believes that with the acquisition of Ebel, a slightly higher percentage of its total sales will be derived from lower tax rate international markets; thereby slightly reducing the Company's overall effective rate in fiscal 2005.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2005, the Company had $63.8 million of cash and cash equivalents as compared to $82.1 million in the comparable prior year period. The $18.3 million decrease is primarily due to the use of $43.5 million to fund the Ebel acquisition and capital expenditures of $14.9 million, primarily to support the build out of the new retail stores, remodeling of existing stores and the expansion of office space in the corporate headquarters in Paramus, New Jersey. These investing activities were offset by $30.2 million of cash provided by operating activities.

Cash generated by operating activities continues to be the Company's primary source to fund its growth initiatives and to pay dividends. In fiscal 2005, 2004 and 2003, the Company generated cash from operations of $30.2 million, $51.6 million and $33.3 million, respectively.

Accounts receivable at January 31, 2005 was $102.6 million as compared to $88.8 million in the comparable prior year period. The $13.8 million increase in accounts receivable reflects the addition of Ebel receivables of $13.4 million and the negative effect of currency translation of $0.9 million. Excluding these two factors, accounts receivable was $0.5 million below the comparable prior year period. This decrease is the result of a shift in the mix of sales growth as well as improved global cash collections.

Inventories at January 31, 2005 were $187.9 million as compared to $121.7 million in the comparable prior year period. The $66.2 million increase is primarily due to the addition of $41.4 million of Ebel inventory. The remaining $24.8 million increase in inventory resulted from the addition of $5.7 million to support the retail growth strategy, an increase of $3.2 million due to the effect of foreign currency translation and an increase of $15.9 million in other brand inventory to support the expansion of the domestic and international wholesale business, including new products for introduction at the international trade fair held in Basel, Switzerland.

Cash provided by / (used) in financing activities amounted to $3.6 million, ($1.9) million and ($11.1) million in fiscal 2005, 2004 and 2003, respectively. Cash provided by financing activities during fiscal 2005 was primarily the result of a net increase in long-term debt of $10.0 million partially offset by the payment of a $5.2 million mortgage assumed as part of the Ebel acquisition.

At January 31, 2005, the Company paid off its Senior Notes due January 31, 2005, which were originally issued in a private placement completed in fiscal 1994. These notes had required annual principal payments of $5.0 million since January 1998 and bore interest of 6.56% per annum. The Company repaid $10.0 million of the final principal due in fiscal 2005. The Company did not repay any principal in fiscal 2004 due to the timing of when principal payment was due. At January 31, 2005, no principal of these notes remained outstanding.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. These notes bear interest of 6.90% per annum, mature on October 30, 2010 and are subject to annual repayments of $5.0 million commencing October 31, 2006. At January 31, 2005, $25.0 million was issued and outstanding.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001, to expire on March 21, 2007. This agreement allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. On October 8, 2004, the Company issued, pursuant to the Note Purchase Agreement, 4.79% Senior Series A-2004 Notes due 2011 (the "Senior Notes"), in an aggregate principal amount of $20.0 million, which will mature on October 8, 2011 and are subject to annual repayments of $5.0 million commencing on October 8, 2008. Proceeds of the Senior Notes will be used by the Company for capital expenditures, repayment of certain of its debt obligations and general corporate purposes. As of January 31, 2005, $20.0 million was issued and outstanding.

On June 17, 2003, the Company completed the renewal of its revolving credit line with its bank group. The agreement provides for a three year $75.0 million unsecured revolving line of credit and $15.0 million of uncommitted working capital lines. The line of credit expires on June 17, 2006. The Company had no outstanding borrowings under its bank lines at January 31, 2005 and January 31, 2004. In addition, one bank in the domestic bank group issued five irrevocable standby letters of credit for retail and operating facility leases to various landlords and Canadian payroll to the Royal Bank of Canada totaling $0.6 million with expiration dates through May 15, 2006.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.0 million and 8.8 million Swiss francs, with dollar equivalents of approximately $6.7 million and $7.0 million at January 31, 2005 and 2004, respectively, of which a maximum of $5.0 million may be drawn under the terms of the Company's revolving credit line with its bank group. As of January 31, 2005, the Swiss bank has guaranteed the Company's Swiss subsidiary's obligations to certain Swiss third parties in the amount of approximately $2.8 million in various foreign currencies. As of January 31, 2005, there are no borrowings against these lines.

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program. There were no shares repurchased under the repurchase program during fiscal 2005 or fiscal 2004. As of January 31, 2005, the Company had authorization to repurchase shares up to $4.5 million against an aggregate authorization of $30.0 million.

For fiscal 2005, treasury shares increased by 336,854 as the result of cashless exercises of stock options for 821,957 shares of stock.

Cash dividends in fiscal 2005 amounted to $4.0 million compared to $2.5 million in fiscal 2004 and $1.6 million in fiscal 2003.

At January 31, 2005, the Company had working capital of $303.7 million as compared to $252.9 million in the prior year. The Company defines working capital as the difference between current assets and current liabilities. The Company expects that annual capital expenditures in the near term will approximate the fiscal 2005 levels. Management believes that the cash on hand in addition to the expected cash flow from operations and the Company's short-term borrowing capacity will be sufficient to meet its working capital needs for at least the next 12 months.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Payments due by period *(in thousands):*

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligations:					
Long-Term Debt Obligations[1]	$45,000	-	$10,000	$20,000	$15,000
Interest Payments on Long-Term Debt[1]	10,789	1,820	6,497	2,060	412
Operating Lease Obligations[2]	80,597	12,186	21,444	17,610	29,357
Purchase Obligations[3]	34,663	34,663	-	-	-
Total Contractual Obligations	$171,049	$48,669	$37,941	$39,670	$44,769

[1] *The Company has long-term debt obligations and related interest payments of $55.8 million related to Series A-2004 Senior Notes and Series A Senior Notes further discussed in "Liquidity and Capital Resources".*

[2] *Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.*

[3] *The Company had outstanding purchase obligations with suppliers at the end of fiscal 2005 for raw materials, finished watches and packaging in the normal course of business. These purchase obligation amounts do not represent total anticipated purchases but represent only amounts to be paid for items required to be purchased under agreements that are enforceable, legally binding and specify minimum quantity, price and term.*

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special-purpose entities.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). The amendments made by SFAS No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R),

"Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Public entities are required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

The Company continued to use the intrinsic value based method of accounting for share-based payments. The Company uses the Black-Scholes formula to estimate the value of stock options granted to employees. SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company is currently assessing the impact of this pronouncement on its consolidated statement of operations and its consolidated statement of cash flows.

Also in December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's current financial position or results of operations.

Consolidated Statements of Income

(in thousands, except per share amounts)	Fiscal Year Ended January 31, 2005	2004	2003
Net sales	**$418,966**	$330,214	$300,077
Cost of sales	**168,818**	129,908	115,907
Gross profit	**250,148**	200,306	184,170
Selling, general and administrative	**215,072**	165,525	152,394
Operating income	**35,076**	34,781	31,776
Income from litigation settlement, net	**1,444**	-	-
Interest expense, net	**3,430**	3,044	3,916
Income before income taxes	**33,090**	31,737	27,860
Provision for income taxes	**6,783**	8,886	7,801
Net income	**$26,307**	$22,851	$20,059
Basic income per share:			
Net income per share	**$1.06**	$0.95	$0.84
Weighted basic average shares outstanding	**24,708**	24,101	23,739
Diluted income per share:			
Net income per share	**$1.03**	$0.92	$0.82
Weighted diluted average shares outstanding	**25,583**	24,877	24,381

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	January 31, 2005	2004
ASSETS		
Current assets:		
Cash	63,782	$ 82,083
Trade receivables, net	102,622	88,800
Inventories, net	187,890	121,678
Other	32,758	27,932
Total current assets	387,052	320,493
Property, plant and equipment, net	50,283	42,112
Other assets	39,615	28,362
Total assets	$476,950	$390,967
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ -	$ 10,000
Accounts payable	38,488	23,631
Accrued payroll and benefits	10,747	8,033
Accrued liabilities	28,871	17,748
Current taxes payable	-	2,237
Deferred income taxes	5,250	5,961
Total current liabilities	83,356	67,610
Long-term debt	45,000	25,000
Deferred and noncurrent income taxes	14,827	12,195
Other liabilities	17,209	11,449
Total liabilities	160,392	116,254
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares issued	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized; 22,580,459 and 21,754,600 shares issued, respectively	226	218
Class A Common Stock, $0.01 par value, 30,000,000 shares authorized; 6,801,812 and 6,801,812 shares issued and outstanding, respectively	68	68
Capital in excess of par value	100,289	89,348
Retained earnings	214,953	192,601
Accumulated other comprehensive income	48,707	34,473
Treasury Stock, 4,433,553 and 4,112,520 shares at cost, respectively	(47,685)	(41,995)
Total shareholders' equity	316,558	274,713
Total liabilities and shareholders' equity	$476,950	$390,967

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended January 31, 2005	2004	2003
Cash flows from operating activities:			
Net income	**$26,307**	$22,851	$20,059
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**12,603**	9,973	8,369
Impairment of long-lived assets	**2,025**	-	-
Deferred and noncurrent income taxes	**8,132**	10,101	(294)
Provision for losses on accounts receivable	**2,072**	2,290	1,987
Provision for inventories	**3,221**	993	830
(Gain) loss on disposition of property, plant and equipment	**(253)**	109	-
Tax benefit from stock options exercised	**2,554**	2,511	489
Changes in current assets and liabilities:			
Trade receivables	**1,422**	4,583	(2,602)
Inventories	**(29,587)**	(6,248)	(4,815)
Other current assets	**5,716**	12,179	14,236
Accounts payable	**11,248**	160	(2,989)
Accrued liabilities	**(6,615)**	987	(2,734)
Accrued payroll and benefits	**2,714**	2,023	(811)
Deferred and current taxes payable	**(9,474)**	(9,370)	2,465
Other noncurrent assets	**(6,253)**	(4,997)	(248)
Other noncurrent liabilities	**4,358**	3,502	(636)
Net cash provided by operating activities	**30,190**	51,647	33,306
Cash flows from investing activities:			
Capital expenditures	**(14,947)**	(10,830)	(6,525)
Investment in Ebel[1]	**(43,525)**	-	-
Trademarks	**(1,000)**	(653)	(514)
Net cash used in investing activities	**(59,472)**	(11,483)	(7,039)
Cash flows from financing activities:			
Repayment of Senior Notes	**(10,000)**	-	(5,000)
Repayment of current bank borrowings	**-**	-	(6,500)
Payment of Ebel mortgage	**(5,187)**	-	-
Proceeds of Senior Notes	**20,000**	-	-
Stock options exercised and other changes	**3,830**	2,568	2,172
Dividends paid	**(3,955)**	(2,537)	(1,602)
Repurchase of treasury stock	**(1,127)**	(1,979)	(135)
Net cash provided by (used in) financing activities	**3,561**	(1,948)	(11,065)
Effect of exchange rate changes on cash and cash equivalents	**7,420**	5,502	6,192
Net (decrease) increase in cash and cash equivalents	**(18,301)**	43,718	21,394
Cash and cash equivalents at beginning of year	**82,083**	38,365	16,971
Cash and cash equivalents at end of year	**$63,782**	$82,083	$38,365

[1] Supplemental disclosure:	
Fair value of assets acquired	**$71,629**
Less: liabilities assumed	**(26,603)**
Cash paid for the transaction	**45,026**
Less: cash acquired	**(1,340)**
Less: accrued deal costs	**(161)**
Net cash paid for transaction	**$43,525**

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except per share amounts)	Preferred Stock	Common Stock	Class A Common Stock[1]	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance, January 31, 2002	$ —	$98	$35	$69,484	$153,830	($23,286)	($27,691)
Net income					20,059		
Dividends ($0.06 per share)					(1,602)		
Stock options exercised, net of tax of $489		2		2,631			(135)
Employee stock bonus plan							85
Supplemental executive retirement plan				30			
Net unrealized loss on investments, net of tax of $25						(82)	
Net change in effective portion of hedging contracts, net of tax of $2,709						4,584	
Foreign currency translation adjustment						38,170	
Conversion of Class A Common Stock to Common Stock		1	(1)				
Balance, January 31, 2003	$ —	$101	$34	$72,145	$172,287	$19,386	($27,741)
Net income					22,851		
Dividends ($0.105 per share)					(2,537)		
Stock options exercised, net of tax of $2,511		8		16,861			(14,254)
Supplemental executive retirement plan				170			
Restricted stock amortization less cancellations				315			
Net unrealized gain on investments, net of tax of $89						139	
Net change in effective portion of hedging contracts, net of tax of $2,212						(3,434)	
Foreign currency translation adjustment						18,382	
Balance, January 31, 2004	$ —	$109	$34	$89,491	$192,601	$34,473	($41,995)
Net income					26,307		
Stock split adjustment		109	34	(143)			
Dividends ($0.16 per share)					(3,955)		
Stock options exercised, net of tax of $2,554		8		10,010			(5,690)
Supplemental executive retirement plan				107			
Restricted stock amortization less cancellations				824			
Net unrealized gain on investments, net of tax of $18						39	
Net change in effective portion of hedging contracts, net of tax of $134						366	
Foreign currency translation adjustment						13,829	
Balance, January 31, 2005	**$ —**	**$226**	**$68**	**$100,289**	**$214,953**	**$48,707**	**($47,685)**

Note: Balances prior to fiscal 2004 within the Consolidated Statements of Changes in Shareholders' Equity have not been split-adjusted.

(Shares information in thousands)	Common Stock	Class A Common Stock	Treasury Stock
Beginning balance, January 31, 2002	19,596	6,966	(3,088)
Stock issued to employees exercising stock options	356	—	(14)
Conversion of Class A Common Stock	164	(164)	—
Restricted stock and other stock plans, less cancellations	—	—	8
Balance at January 31, 2003	20,116	6,802	(3,094)
Stock issued to employees exercising stock options	1,639	—	(1,033)
Conversion of Class A Common Stock	—	—	14
Restricted stock and other stock plans, less cancellations	—	—	—
Balance January 31, 2004	21,755	6,802	(4,113)
Stock issued to employees exercising stock options	825	—	(337)
Conversion of Class A Common Stock	—	—	—
Restricted stock and other stock plans, less cancellations	—	—	16
Balance January 31, 2005	22,580	6,802	(4,434)

Note: Shares information provided has been adjusted to reflect the effect of the fiscal 2005 two-for-one stock split.

See Notes to Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Movado Group, Inc. (the "Company") is a designer, manufacturer and distributor of quality watches with prominent brands in almost every price category comprising the watch industry. In fiscal 2005, the Company marketed six distinctive brands of watches: Movado, Ebel, Concord, ESQ, Coach and Tommy Hilfiger, which compete in most segments of the watch market.

The Company designs, manufactures and contracts for the assembly of Movado, Ebel and Concord watches primarily in Switzerland for sale throughout the world. ESQ and Tommy Hilfiger watches are manufactured to the Company's specifications by independent contractors located in Asia. ESQ watches are presently sold primarily in North America and the Caribbean. Tommy Hilfiger watches are presently sold throughout the world. Coach watches are assembled in Switzerland by independent contractors and sold primarily in North America and Asia.

In addition to its sales to trade customers and independent distributors, through a wholly-owned domestic subsidiary, the Company sells Movado watches, as well as proprietary Movado jewelry, tabletop and accessories directly to consumers in its Movado Boutiques. Additionally, the Company operates outlet stores throughout the United States, through which it sells discontinued and second merchandise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain reclassifications were made to prior years' financial statement amounts and related note disclosures to conform to the fiscal 2005 presentation.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

The financial statements of the Company's international subsidiaries have been translated into United States dollars by translating balance sheet accounts at year-end exchange rates and statement of operations accounts at average exchange rates for the year. Foreign currency transaction gains and losses are charged or credited to income as incurred. Foreign currency translation gains and losses are reflected in the equity section of the Company's consolidated balance sheet in accumulated other comprehensive income (loss).

Cash and Cash Equivalents

Cash equivalents are considered all highly liquid investments with original maturities at date of purchase of three months or less.

Trade Receivables

The Company's trade customers include department stores, jewelry store chains and independent jewelers. Movado, Ebel, Concord, Coach and Tommy Hilfiger watches are also marketed outside the U.S. through a network of independent distributors. Accounts receivable are stated net of allowances for doubtful accounts of $6.8 million, $6.7 million and $5.2 million and net of estimated sales returns and allowances of $23.3 million, $19.3 million and $17.0 million at January 31, 2005, 2004 and 2003, respectively.

The Company's concentrations of credit risk arise primarily from accounts receivable related to trade customers during the peak selling seasons. The Company has significant accounts receivable balances due from major department store chains. The Company's results of operations could be materially adversely affected in the event any of these customers or a group of these customers defaulted on all or a significant portion of their obligations to the Company as a result of financial difficulties. As of January 31, 2005, there were no known situations with any of the Company's major customers which indicate the customer's inability to make the required payments.

The following is a rollforward of sales returns and allowances for the fiscal years ended January 31, 2005, 2004 and 2003 *(in thousands)*:

	2005	2004	2003
Balance, beginning of year	**$19,345**	$16,974	$15,539
Acquired Ebel reserves	**7,354**	—	—
Provision charged to operations	**27,074**	28,446	38,563
Write-offs	**(30,461)**	(26,075)	(37,128)
Balance, end of year	**$23,312**	$19,345	$16,974

Inventories

The Company values its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to determine excess or obsolete inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product and components are unsaleable in the Company's outlet stores, a reserve is established for the cost of those products and components. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings are amortized using the straight-line method based on the useful life of ten years. Depreciation of furniture and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from four to ten years. Computer software is amortized using the straight-line method over five years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the leasehold improvement. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Long-Lived Assets

The Company establishes the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends.

During the fourth quarter of fiscal 2005, the Company determined that the carrying value of its long-lived assets in the Movado Boutique located in the Soho section of New York City, may not be recoverable and performed an impairment review. The impairment review was performed pursuant to SFAS No. 144 because of an economic downturn affecting the Boutique operations and revenue forecasts. As a result, the Company recorded a non-cash impairment charge of $2.0 million consisting of property, plant and equipment of $0.8 million and other assets of $1.2 million. The entire impairment charge is included in the selling, general and administrative expenses in the fiscal 2005 Consolidated Statement of Income. There were no impairment losses related to long-lived assets in fiscal 2004 or 2003.

Capitalized Software Costs

The Company capitalizes certain computer software costs after technological feasibility has been established. The costs are amortized utilizing the straight-line method over the economic lives of the related products ranging from three to seven years.

Intangibles

Intangible assets consist primarily of trade names and trademarks and are recorded at cost. Trade names are not amortized. Trademarks are generally amortized over ten years. The Company continually reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. At January 31, 2005 and 2004, intangible assets at cost were $13.5 million and $7.5 million, respectively, and related accumulated amortization of intangibles was $4.5 million and $3.5 million, respectively. Amortization expense for fiscal 2005, 2004 and 2003 was $1.0 million, $0.7 million and $0.6 million, respectively.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce foreign currency fluctuation risks. The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133") as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

The Company's risk management policy is to enter into forward exchange contracts and purchase foreign currency options, under certain limitations, to reduce exposure to adverse fluctuations in foreign exchange rates and, to a lesser extent, in commodity prices related to its purchases of watches. When entered into, the Company designates and documents these derivative instruments as a cash flow hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a cash flow hedge and is highly effective, are recorded in other comprehensive income until the underlying transaction effects earnings, and then are later reclassified into earnings in the same account as the hedged transaction. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the underlying forecasted cash flow transaction which is being hedged. Any ineffectiveness related to the derivative financial instruments' change in fair value will be recognized in the period in which the ineffectiveness was calculated.

The Company uses forward exchange contracts to offset its exposure to certain foreign currency liabilities. These forward contracts are not designated as SFAS No. 133 hedges and, therefore, changes in the fair value of these derivatives are recognized into earnings, thereby offsetting the current earnings effect of the related foreign currency liabilities.

During fiscal 2003, the Company's risk management policy was modified to include net investment hedging of the Company's Swiss franc-denominated investment in its wholly-owned subsidiaries located in Switzerland using purchase foreign currency options under certain limitations. When entered into for this purpose, the Company designates and documents the derivative instrument as a net investment hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a net investment hedge are recorded in other comprehensive income in the same manner as the cumulative translation adjustment of the Company's Swiss franc-denominated investment. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the net investment.

All of the Company's derivative instruments have liquid markets to assess fair value. The Company does not enter into any derivative instruments for trading purposes.

Revenue Recognition

In the wholesale segment, the Company recognizes its revenues upon transfer of title and risk of loss in accordance with its FOB shipping point terms of sale and after the sales price is fixed and determinable and collectibility is reasonably assured. In the retail segment, transfer of title and risk of loss occurs at the time of register receipt. The Company records estimates for sales returns, volume-based programs and sales and cash discount allowances in the same period that the sales are recorded as a reduction of revenue. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Cost of Sales

Costs of sales of the Company's products consist primarily of component costs, internal assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland.

Selling, General and Administrative Expenses

The Company's SG&A expenses consist primarily of advertising, selling, distribution and general and administrative expenses. Annual advertising expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and related expenses, expenses associated with the Basel Watch and Jewelry Fair and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail selling expenses consist primarily of salaries and store rents.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, bad debts, patent and trademark expenses and various other general corporate expenses.

Warranty Costs

The Company has warranty obligations in connection with the sale of its watches. The Company's products are covered by limited warranties against defects in materials and workmanship for periods ranging from two to three years from the date of purchase for movements and up to five years for the gold plating on Movado watch casings and bracelets. As a practice, warranty costs are expensed as incurred and recorded in the quarterly consolidated statement of income. The warranty obligations are evaluated quarterly and reviewed in detail on an annual basis to determine if any material changes occurred. When material changes in warranty costs are experienced, the Company will adjust the warranty accrual as required. As of January 31, 2005, 2004 and 2003, the reserve balances for warranty costs were $4.0 million, $0.9 million and $0.9 million, respectively. The following is a rollforward of the warranty liability for the fiscal years ended January 31, 2005, 2004 and 2003 *(in thousands):*

	2005	2004	2003
Balance, beginning of year	**$ 900**	$900	$600
Acquired Ebel reserves	**3,127**	—	—
Provision charged to operations	**1,450**	789	961
Settlements made	**(1,498)**	(789)	(661)
Balance, end of year	**$3,979**	$900	$900

Preopening Costs

Costs associated with the opening of new boutique and outlet stores, including pre-opening rent, are expensed in the period incurred.

Advertising

The Company expenses the production costs of an advertising campaign at the commencement date of the advertising campaign. Included in advertising expenses are costs associated with cooperative advertising programs. These costs are recorded as SG&A expenses. Advertising expense for fiscal 2005, 2004 and 2003 amounted to $67.8 million, $53.1 million and $50.5 million, respectively.

Included in the other current assets in the consolidated balance sheets as of January 31, 2005 and 2004 are prepaid advertising costs of $2.5 million and $0.6 million, respectively. These prepaid costs represent advertising costs paid to licensors in advance, pursuant to the Company's licensing agreements.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applies to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

Earnings Per Share

The Company presents net income per share on a basic and diluted basis. Basic earnings per share is computed using weighted-average shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The weighted-average number of shares outstanding for basic earnings per share were 24,708,000, 24,101,000 and 23,739,000 for fiscal 2005, 2004 and 2003, respectively. For diluted earnings per share, these amounts were increased by 875,000, 776,000 and 642,000 in fiscal 2005, 2004 and 2003, respectively, due to potentially dilutive common stock equivalents issuable under the Company's stock option plans. For all periods presented, basic and diluted shares outstanding, and the related "per share" amounts reflect the effect of the fiscal 2005 two-for-one stock split.

Stock-Based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", net income *(in thousands)* and net income per share would have been reduced to pro forma amounts as follows:

	2005		2004		2003	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	**$26,307**	**$22,546**	$22,851	$18,768	$20,059	$16,439
Net Income per share-Basic	**$ 1.06**	**$ 0.91**	$ 0.95	$ 0.78	$ 0.84	$ 0.69
Net Income per share-Diluted	**$ 1.03**	**$ 0.88**	$ 0.92	$ 0.75	$ 0.82	$ 0.67

The weighted-average fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model is $7.10, $5.89 and $4.86 per share in fiscal 2005, 2004 and 2003, respectively. The following weighted-average assumptions were used for grants in 2005, 2004 and 2003: dividend yield of 0.99% for fiscal 2005, 0.87% for fiscal 2004 and 0.62% for fiscal 2003; expected volatility of 48% for fiscal 2005, 52% for fiscal 2004 and 46% for fiscal 2003; risk-free interest rates of 4.26% for fiscal 2005, 3.04% for fiscal 2004 and 5.23% for fiscal 2003 and expected lives of three to seven years for fiscal 2005, four to seven years for fiscal 2004, and seven years for fiscal 2003.

Stockholders' Equity

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program throughout fiscal 2005. There were no shares repurchased under the repurchase program during fiscal 2005 and fiscal 2004. As of January 31, 2005, the Company had authorization to repurchase shares up to $4.5 million against an aggregate authorization of $30.0 million.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). The amendments made by SFAS No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Public entities are required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

The Company continued to use the intrinsic value based method of accounting for share-based payments. The Company uses the Black-Scholes formula to estimate the value of stock options granted to employees. SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company is currently assessing the impact of this pronouncement on its consolidated statement of operations and its consolidated statement of cash flows.

Also in December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's current financial position or results of operations.

NOTE 2 - Acquisition

On December 22, 2003, the Company entered into an agreement to acquire Ebel S.A. and the worldwide business related to the Ebel brand (collectively "Ebel") from LVMH Moet Hennessy Louis Vuitton ("LVMH"). On March 1, 2004, the Company completed the acquisition of Ebel with the exception of the payment for the acquired Ebel business in Germany, which was completed July 30, 2004. The Ebel brand, one of the world's premier luxury watch brands, was established in La Chaux-de-Fonds, Switzerland in 1911. The Company acquired Ebel to revitalize and re-build the brand and to expand its global market share.

Under the terms of the agreement, the Company acquired all of the outstanding common stock of Ebel S.A. and the related worldwide businesses in exchange for:

- 51.6 million Swiss francs in cash; and
- the assumption of a short-term mortgage payable of 6.6 million Swiss francs.

Under the purchase method of accounting, the Company recorded an aggregate purchase price of approximately $45.0 million, which consisted of approximately $40.6 million in cash and $4.4 million in deal costs and other incurred liabilities, which primarily consisted of legal, accounting, investment banking and financial advisory services fees.

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", ("SFAS No. 141"), the Company allocated the purchase price to the tangible assets, intangible assets, and liabilities acquired based on their estimated fair values. The fair value assigned to tangible and intangible assets acquired was based on an independent appraisal. The fair value of assets acquired and liabilities assumed exceeds the purchase price. That excess has been allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except for certain specific types of assets as set forth in SFAS No. 141. The pro forma adjustments were based upon an independent assessment of appraised values. The assessment is complete. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill and purchased intangibles with indefinite lives are not amortized but will be reviewed annually for impairment. Purchased intangibles with finite lives are amortized on a straight-line basis over their respective estimated useful lives.

In accordance with Emerging Issues Task Force No. 95-3 ("EITF 95-3"), "Recognition of Liabilities in Connection with a Purchase Business Combination", the Company recognized costs associated with exiting an activity of an acquired company and involuntary termination of employees of an acquired company as liabilities assumed in a purchase business combination and included the liabilities in the allocation of the acquisition cost. The liability recognized in connection with the acquisition of Ebel was comprised of approximately $2.4 million for employee severance, $0.2 million for lease terminations, $1.7 million for exit costs related to certain promotional and purchase contracts and $0.4 million of other liabilities. For the year ended January 31, 2005, payments against employee severance, lease terminations, exit costs and other liabilities amounted to $1.2 million, $0.2 million, $1.1 million and $0.4 million, respectively. There were no further adjustments related to the abovementioned accruals during the fiscal year ended January 31, 2005.

As part of the acquisition, the Company recorded deferred tax assets resulting from Ebel's net operating loss carryforwards amounting to approximately 165.0 million Swiss francs. The Company established a full valuation allowance on the deferred tax assets. The total purchase price has been allocated as follows *(in thousands):*

Cash	$ 1,340
Accounts receivable	16,369
Property, plant and equipment	4,556
Inventories	35,834
Intangible assets	9,129
Other current assets	4,401
Total assets acquired	71,629
Current liabilities	16,149
Short-term commitments and contingencies	5,269
Mortgage payable	5,185
Total purchase price	$45,026

In allocating the purchase price, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance and estimates of future performance of Ebel's products. Included in the other current assets are certain assets held for sale which currently approximate $1.5 million and are expected to be disposed of within the next 12 months.

The fair value of intangible assets was primarily based on the income approach and cost approach. The discount rates used were 16% for customer lists and 21% for trade names. These discount rates were determined after consideration of the industry's cost of capital which is equal to the weighted-average, after-tax cost of equity and debt. The identifiable intangible assets purchased in the Ebel acquisition consisted of the following *(in thousands):*

Identifiable Intangible Assets - Acquired	Gross Value	Useful Life
Trade names	$8,343	Indefinite
Customer list	786	5 years
Total	$9,129	

Subsequent to the acquisition, the Company utilized a portion of the deferred tax assets relative to the net operating losses, and also reassessed the full valuation allowance initially set up on the deferred tax assets. As required by SFAS No. 109, the recognition of any tax benefits were applied to reduce the carrying value of acquired intangible assets. The trade name and customer list have thus been reduced by $2.6 million and $0.2 million, respectively, due to current year utilization of net operating losses, and the trade name and customer list have also been reduced an additional $1.9 million and $0.1 million, respectively, due to the reassessment of the valuation allowances initially set up on the deferred tax assets.

The carrying amounts of the acquired intangible assets, at January 31, 2005, were as follows *(in thousands):*

Identifiable Intangible Assets – Carrying Value	Gross Value
Trade names	**$4,215**
Customer list	**334**
Total	**$4,549**

Amortization expense for the next four years for the acquired intangibles with finite lives is expected to be as follows *(in thousands):*

	Estimated Amortization Expense
For the Fiscal Year Ended January 31,	
2006	$ 84
2007	84
2008	84
2009	82
	$334

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of the Company and Ebel, on a pro forma basis, as though the acquisition had been completed as of the beginning of each period presented. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place at the beginning of each period presented. The unaudited pro forma condensed combined statements of income for the year ended January 31, 2005 combines the historical results for the Company for the year ended January 31, 2005 and the historical results for Ebel for the period preceding the acquisition of February 1 through February 29, 2004. The unaudited pro forma condensed combined statements of income for the year ended January 31, 2004 combines the historical results for the Company for the year ended January 31, 2004, and the historical results for Ebel for the year ended January 31, 2004. The following amounts are in thousands, except per share amounts:

	Fiscal Year Ended January 31,	
	2005	2004
Revenues	**$420,335**	$398,826
Net income	**$ 24,302**	$ 10,828
Basic income per share	**$ 0.98**	$ 0.45
Diluted income per share	**$ 0.95**	$ 0.44

NOTE 3 - Inventories

Inventories at January 31, consisted of the following *(in thousands)*:

	2005	2004
Finished goods	**$123,519**	$ 78,490
Component parts	**114,157**	43,335
Work-in-process	**4,661**	2,261
	242,337	124,086
Less: inventories reserve	**(54,447)**	(2,408)
	$187,890	$121,678

The increase in all inventory categories, including the inventory reserve, includes the acquired net assets of Ebel. As of January 31, 2005, the Ebel inventory was $93.8 million with reserves of $52.4 million.

NOTE 4 - Property, Plant and Equipment

Property, plant and equipment at January 31, at cost, consisted of the following *(in thousands):*

	2005	2004
Land and buildings	**$ 6,543**	$ 2,464
Furniture and equipment	**44,036**	34,770
Computer software	**29,169**	26,333
Leasehold improvements	**32,288**	25,405
	112,036	88,972
Less: accumulated depreciation	**(61,753)**	(46,860)
	$50,283	$42,112

Depreciation and amortization expense for fiscal 2005, 2004 and 2003 was $12.6 million, $10.0 million and $8.4 million, respectively, which includes computer software amortization expense for fiscal 2005, 2004 and 2003 of $4.0 million, $2.9 million and $3.0 million, respectively.

NOTE 5 - Bank Credit Arrangements and Lines of Credit

The Company's revolving credit facility with its domestic bank group was amended in June 2003 to provide for a three year $75.0 million unsecured revolving line of credit. The line of credit expires on June 17, 2006. In addition, certain members within the bank group provided for $15.0 million of uncommitted working capital lines of credit at January 31, 2005 and 2004, respectively. As of January 31, 2004, one bank in the domestic bank group issued five irrevocable standby letters of credit for retail and operating facility leases to various landlords and Canadian payroll to the Royal Bank of Canada totaling $0.6 million with expiry dates through May 15, 2006. The Company pays a facility fee on the unused portion of the credit facility. The agreement also contains certain financial covenants including an interest coverage ratio, and certain restrictions that limit the Company on the sale, transfer or distribution of corporate assets, including dividends, and limit the amount of debt outstanding. The Company was in compliance with these restrictions and covenants at January 31, 2005 and 2004. The domestic unused line of credit was $90.0 million at January 31, 2005 and 2004.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.0 million and 8.8 million Swiss francs at January 31, 2005 and 2004, respectively, with dollar equivalents of approximately $6.7 million and $7.0 million, respectively, of which a maximum of $5.0 million can be drawn. As of January 31, 2005, the Swiss bank has guaranteed the Company's Swiss subsidiary's obligations to certain Swiss third parties in the amount of approximately $2.8 million in various foreign currencies. There are no restrictions on transfers in the form of dividends, loans or advances to the Company by its foreign subsidiaries.

There were no outstanding borrowings against the Company's aggregate demand lines of credit at January 31, 2005 and January 31, 2004, respectively. Aggregate maximum and average monthly outstanding borrowings against the Company's lines of credit and related weighted-average interest rates during fiscal 2005 and 2004 were as follows *(dollars in thousands)*:

	Fiscal Year Ended January 31,	
	2005	2004
Maximum borrowings	**$37,925**	$31,000
Average monthly borrowings	**$21,711**	$15,532
Weighted-average interest rate	**2.3%**	2.1%

Weighted-average interest rates were computed based on average month-end outstanding borrowings and applicable average month-end interest rates.

NOTE 6 - Long-Term Debt

The components of long-term debt as of January 31, were as follows *(in thousands)*:

	2005	2004
Senior Notes	**-**	$10,000
Series A Senior Notes	**25,000**	25,000
Series A-2004 Senior Notes	**20,000**	-
	45,000	35,000
Less: current portion	**-**	10,000
Long-term debt	**$45,000**	$25,000

At January 31, 2005, the Company paid off its Senior Notes due January 31, 2005, which were originally issued in a private placement completed in fiscal 1994. These notes had required annual principal payments of $5.0 million since January 1998 and bore interest of 6.56% per annum. The Company repaid $10.0 million of the final principal due in fiscal 2005. The Company did not repay any principal in fiscal 2004 due to the timing of when principal payment was due. At January 31, 2005, no principal of these notes remained outstanding.

The Series A Senior Notes ("Series A Senior Notes") were issued on December 1, 1998 under a Note Purchase and Private Shelf Agreement and bear interest at 6.90% per annum. Interest is payable semiannually on April 30 and October 30. These notes mature on October 30, 2010 and are subject to annual payments of $5.0 million commencing on October 31, 2006. At January 31, 2005, $25.0 million was issued and outstanding.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001, to expire on March 21, 2007. This agreement allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. On October 8, 2004, the Company issued, pursuant to the Note Purchase Agreement, 4.79% Senior Series A-2004 Notes due 2011 (the "Senior Notes"), in an aggregate principal amount of $20.0 million, which will mature on October 8, 2011 and are subject to annual repayments of $5.0 million commencing on October 8, 2008. Proceeds of the Senior Notes will be used by the Company for capital expenditures, repayment of certain of its debt obligations and general corporate purposes. As of January 31, 2005, $20.0 million was issued and outstanding.

The agreements governing the Senior Notes and Series A Senior Notes contain certain restrictions and covenants which generally require the maintenance of a minimum net worth, limit the amount of additional secured debt the Company can incur and limit the sale, transfer or distribution of corporate assets, including dividends. The Company was in compliance with these restrictions and covenants at January 31, 2005 and 2004.

NOTE 7 - Derivative Financial Instruments

The Company follows the provisions of SFAS No. 133 requiring that all derivative financial instruments be recorded on the balance sheet at fair value.

As of January 31, 2005, the balance of deferred net gains on derivative financial instruments documented as cash flow hedges included in accumulated other comprehensive income ("AOCI") was $2.0 million, net of tax of $1.2 million, compared to $1.6 million in net gains at January 31, 2004, net of tax of $1.0 million and $4.5 million in net gains at January 31, 2003, net of tax of $2.9 million. The Company estimates that a substantial portion of the deferred net gains at January 31, 2005 will be realized into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The primary underlying transaction which will cause the amount in AOCI to affect cost of goods sold consists of the Company's sell through of inventory purchased predominantly in Swiss francs. The maximum length of time the Company is hedging its exposure to the fluctuation in future cash flows for forecasted transactions is 24 months. For the years ended January 31, 2005, 2004 and 2003, the Company reclassified net gains from AOCI to earnings of approximately $1.4 million, net of tax of $0.9 million, $3.2 million, net of tax of $2.0 million, and $1.7 million, net of tax of $1.0 million, respectively.

During fiscal 2005, 2004 and 2003, the Company recorded no charge related to its assessment of the effectiveness of its derivative hedge portfolio. The hedge relationship is perfectly effective and therefore no hedge ineffectiveness was recorded. Changes in the contracts' fair value due to spot-forward differences are excluded from the designated hedge relationship. These amounts were not significant for the years ended January 31, 2005, 2004 and 2003. The Company records these transactions in the cost of sales of the consolidated statements of income.

The balance of the net loss included in the cumulative foreign currency translation adjustment associated with derivatives documented as net investment hedges was $1.5 million, net of a tax benefit of $0.9 million as of January 31, 2005, a net loss of $1.0 million, net of a tax benefit of $0.6 million, as of January 31, 2004 and a net loss of $0.3 million, net of a tax benefit of $0.2 million as of January 31, 2003. Under SFAS No. 133, changes in fair value of these instruments are recognized in currency translation adjustment, a component of AOCI, to offset the change in the value of the net investment being hedged.

The following presents fair value and maturities of the Company's foreign currency derivatives outstanding as of January 31, 2005 *(in millions):*

	Fair Value	Maturities
Forward exchange contracts	$0.8	2005-2006
Purchased foreign currency options	1.9	2005-2006
	$2.7	

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. These derivative financial instruments are currently reflected in other assets or current liabilities.

NOTE 8 - Fair Value of Other Financial Instruments

The fair value of the Company's 4.79% Senior Notes and 6.90% Series A Senior Notes approximate 99% and 107% of the carrying value of the notes, respectively, as of January 31, 2005. The fair value was calculated based upon the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or upon estimated prices based on current yields for debt issues of similar quality and terms.

NOTE 9 - Income Taxes

The provision for income taxes for the fiscal years ended January 31, 2005, 2004 and 2003 consists of the following components *(in thousands)*:

	2005	2004	2003
Current:			
U.S. Federal	$3,980	$4,346	$3,454
U.S. State and Local	810	(126)	134
Non-U.S.	5,254	1,282	445
	10,044	5,502	4,033
Noncurrent:			
U.S. Federal	-	-	-
U.S. State and Local	-	-	-
Non-U.S.	-	2,186	3,165
	-	2,186	3,165
Deferred:			
U.S. Federal	(2,533)	(351)	775
U.S. State and Local	(242)	60	(65)
Non-U.S.	(486)	1,489	(107)
	(3,261)	1,198	603
Provision for income taxes	$6,783	$8,886	$7,801

Significant components of the Company's deferred income tax assets and liabilities for the fiscal year ended January 31, 2005 and 2004 consist of the following *(in thousands)*:

	2005 Deferred Taxes		2004 Deferred Taxes	
	Assets	Liabilities	Assets	Liabilities
Operating loss carryforwards	$32,120	-	$ 896	-
Inventory reserve	3,103	4,762	1,633	4,843
Receivable allowance	2,960	1,559	2,840	900
Deferred compensation	4,627	-	3,941	-
FAS 133	-	323	-	471
Depreciation/amortization	2,247	267	-	544
Other	3,134	367	1,913	1,218
	48,191	7,278	11,223	7,976
Valuation allowance	(33,393)	-	(795)	-
Total	$14,798	$7,278	$10,428	$7,976

As of January 31, 2005, the Company had foreign net operating loss carryforwards of approximately $140.5 million, which are available to offset taxable income in future years. The majority of the carryforward tax losses ($132.1 million) were incurred in Switzerland in the Ebel business prior to the Company's acquisition of the Ebel business on March 1, 2004. Effective March 1, 2004, Ebel S.A. was merged into another wholly-owned Swiss subsidiary, and a Swiss tax ruling was obtained that allows the Ebel tax losses to offset taxable income in the surviving entity. As part of purchase accounting, the Company recorded net deferred tax assets for the Swiss tax losses and for the temporary differences between the Swiss tax basis and the assigned values of the net Ebel assets. The Company has established a partial valuation allowance on the deferred tax assets as a result of an evaluation of expected utilization of such tax benefits within the expiry of the tax losses. The recognition of the tax benefit has been applied to reduce the carrying value of acquired intangible assets to $4.6 million; subsequent recognition of deferred tax assets, if any, will be applied to reduce the carrying value of the intangible assets to zero prior to being recognized as a reduction of income tax expense. The Company recognized cash tax savings of $2.8 million on the utilization of the Swiss tax losses during the year. The remaining tax losses ($8.4 million) are related to the Company's former operations in Germany, and its current operations in Germany, Japan, and the United Kingdom. A full valuation allowance has been established on the deferred tax assets resulting from these losses due to the Company's assessment that the deferred tax assets will not likely be utilized.

Management will continue to evaluate the appropriate level of allowance on all deferred tax assets, considering such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Company estimates its effective income tax rate periodically, considering all known factors and the estimated effects of future events or tax planning strategies that can cause the rate to vary from the statutory rate. Estimating the outcome of future events is inherently uncertain and final resolution of those events can cause the effective rate to vary significantly. During the year, the effective tax rate was reduced to 20.5% principally as a result of adjustments in the fourth quarter relating to refunds from a retroactive Swiss tax ruling, a favorable U.S. tax accrual adjustment, and the recording of the tax benefit of an asset impairment in the U.S.

The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2005	2004	2003
Provision for income taxes at the U.S. statutory rate	**$11,582**	$11,108	$9,751
Lower effective foreign income tax rate	**(5,137)**	(5,487)	(4,110)
Change in valuation allowance	**101**	(13)	(12)
Tax provided on repatriated earnings of foreign subsidiaries	**-**	3,133	1,856
State and local taxes, net of federal benefit	**250**	(43)	44
Other, net	**(13)**	188	272
Total	**$ 6,783**	$ 8,886	$7,801

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the undistributed retained earnings of foreign subsidiaries approximating $224.3 million at January 31, 2005, as those earnings are considered reinvested for an indefinite period. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that may be payable on the eventual distribution of such earnings.

The Company has not changed its position with respect to the indefinite reinvestment of foreign earnings to take into account the possible election of the repatriation provisions contained in the American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 (the "Act"), as enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% U.S. federal tax rate on any repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the Company's Chief Executive Officer and approved by the Company's Board of Directors. Certain other criteria in the Act must be satisfied as well. The maximum amount of the Company's foreign earnings that may qualify for the temporary deduction under the Act is approximately $183.0 million.

The Company is in the process of evaluating whether foreign earnings will be repatriated under the repatriation provisions of the Act, and if so, the amount that will be repatriated. The Company will be considering repatriating any amount up to the maximum. The Company is awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Act prior to determining the amounts that may be repatriated. As a result, the Company expects to determine the amounts and sources of foreign earnings to be repatriated, if any, prior to the close of the fiscal year ending January 31, 2006. At this time, the income tax expense impact of a qualifying repatriation, if the Company should choose to make one, cannot be reasonably estimated.

NOTE 10 - Other Assets

In fiscal 1996, the Company entered into an agreement with a trust which owned an insurance policy issued on the lives of the Company's Chairman and his spouse. Under this agreement, the trust assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans made by the Company to the trust in amounts equal to the premiums on said insurance policy (approximately $0.7 million per annum). The agreement required the trust to repay the loans from the proceeds of the policy. At January 31, 2003, the Company had outstanding loans from the trust of $5.2 million. On April 4, 2003, the agreement was amended and restated to transfer the policy from the trust to the Company in partial repayment of the loan balance. The Company is the beneficiary of the policy insofar as upon the death of the Company's Chairman and his spouse, the proceeds of the policy would first be distributed to the Company to repay the premiums paid by the Company with the remaining proceeds distributed to the trust. As of January 31, 2005, the total premiums paid amounted to $6.8 million and the cash surrender value of the policy was $6.7 million.

NOTE 11 - Leases, Commitments and Contingencies

The Company leases office, distribution, retail and manufacturing facilities, and office equipment under operating leases, which expire at various dates through January 2015. Certain leases include renewal options and the payment of real estate taxes and other occupancy costs. Some leases also contain rent escalation clauses (step rents) that require additional rent amounts in the later years of the term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. Likewise, capital funding and other lease concessions that are occasionally provided to the Company, are recorded as deferred rent and amortized on a straight-line basis over the minimum lease term as adjustments to rent expense. Rent expense for equipment and distribution, factory and office facilities under operating leases was approximately $12.6 million, $9.7 million and $8.9 million in fiscal 2005, 2004 and 2003, respectively. Minimum annual rentals at January 31, 2005 under noncancelable operating leases, which do not include escalations that will be based on increases in real estate taxes and operating costs, are as follows *(in thousands)*:

Fiscal Year Ended January 31,	
2006	$12,186
2007	11,613
2008	9,831
2009	8,944
2010	8,666
Thereafter	29,357
	$80,597

Due to the nature of its business as a luxury consumer goods distributor, the Company is exposed to various commercial losses. The Company believes it is adequately insured against such losses.

NOTE 12 - Employee Benefit Plans

The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. Company contributions and expenses of administering the Employee Savings Plan amounted to $0.6 million, $0.6 million and $0.7 million in fiscal 2005, 2004 and 2003, respectively.

Effective June 1, 1995, the Company adopted a defined contribution supplemental executive retirement plan ("SERP"). The SERP provides eligible executives with supplemental pension benefits in addition to amounts received under the Company's other retirement plan. The Company makes a matching contribution which vests equally over five years. During fiscal 2005, 2004 and 2003, the Company recorded an expense related to the SERP of approximately $0.6 million, $0.5 million and $0.5 million, respectively.

During fiscal 1999, the Company adopted a Stock Bonus Plan for all employees not in the SERP. Under the terms of this Stock Bonus Plan, the Company contributes a discretionary amount to the trust established under the plan. Each plan participant vests after five years in 100% of their respective pro rata portion of such contribution. For fiscal 2005, 2004 and 2003, the Company recorded an expense of $0.3 million, $0.3 million and $0.2 million, respectively, related to this plan.

On September 23, 1994, the Company entered into a Death and Disability Benefit Plan agreement with the Company's Chairman. Under the terms of the agreement, in the event of the Chairman's death or disability, the Company is required to make an annual benefit payment of approximately $0.3 million to his spouse for the lesser of ten years or her remaining lifetime. Neither the agreement nor the benefits payable thereunder are assignable and no benefits are payable to the estates or heirs of the Chairman or his spouse. Results of operations include an actuarially determined charge related to this plan of approximately $0.2 million, $0.2 million and $0.1 million in fiscal years 2005, 2004 and 2003, respectively.

Effective concurrently with the consummation of the Company's public offering in the fourth quarter of fiscal 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Movado Group, Inc. 1993 Employee Stock Option Plan (the "Employee Stock Option Plan") for the benefit of certain officers, directors and key employees of the Company. The Employee Stock Option Plan was amended in fiscal 1997 and restated as the Movado Group, Inc. 1996 Stock Incentive Plan (the "Plan"). Under the Plan, as amended and restated as of April 8, 2004, the Compensation Committee of the Board of Directors, which is comprised of the Company's five outside directors, has the authority to grant incentive stock options and nonqualified stock options, to purchase, as well as stock appreciation rights and stock awards, up to 9,000,000 shares of Common Stock. Options granted to participants under the Plan generally become exercisable in equal installments over three or five years and remain exercisable until the tenth anniversary of the date of grant. The option price may not be less than the fair market value of the stock at the time the options are granted.

Transactions in stock options under the Plan since fiscal 2002 are summarized as follows:

	Outstanding Options	Weighted-Average Exercise Price
January 31, 2002	4,353,344	$ 8.24
Options granted	648,900	$10.05
Options exercised	(355,496)	$ 4.54
Options forfeited	(107,228)	$ 9.39
January 31, 2003	4,539,520	$ 8.76
Options granted	978,144	$12.03
Options exercised	(1,639,710)	$ 8.74
Options forfeited	(153,976)	$ 5.86
January 31, 2004	3,723,978	$ 8.71
Options granted	784,203	$16.44
Options exercised	(821,957)	$ 9.04
Options forfeited	(65,190)	$ 9.33
January 31, 2005	**3,621,034**	**$11.66**

Options exercisable at January 31, 2005, 2004 and 2003 were 2,888,888, 2,445,912 and 2,191,594, respectively.

The following table summarizes outstanding and exercisable stock options as of January 31, 2005:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.12 - $ 6.23	536,616	2.2	$ 4.67	475,596	$ 4.73
$ 6.23 - $ 9.35	417,038	4.0	$ 6.99	387,806	$ 6.96
$ 9.35 - $12.46	877,490	5.1	$10.69	768,795	$10.82
$12.46 - $15.58	1,335,643	6.2	$14.40	944,944	$14.61
$15.58 - $18.69	454,247	7.1	$18.01	311,747	$18.39
	3,621,034	5.1	$11.66	2,888,888	$11.35

NOTE 13 - Total Comprehensive Income

The components of comprehensive income for the twelve months ended January 31, 2005, 2004 and 2003 are as follows *(in thousands)*:

	2005	2004	2003
Net income	**$26,307**	$22,851	$20,059
Net unrealized gain (loss) on investments, net of tax	**39**	139	(82)
Net change in effective portion of hedging contracts, net of tax	**366**	(3,434)	4,584
Foreign currency translation adjustment	**13,829**	18,382	38,170
Total comprehensive income	**$40,541**	$37,938	$62,731

NOTE 14 - Segment Information

The Company conducts its business primarily in two operating segments: Wholesale and Retail. The Company's Wholesale segment includes the designing, manufacturing and distribution of quality watches, in addition to revenue generated from after sales service activities and shipping. The Retail segment includes the Movado Boutiques and outlet stores.

The Company divides its business into two major geographic segments: Domestic, which includes the results of the Company's North American, Caribbean and Tommy Hilfiger South American operations, and International, which includes the results of all other Company operations. The Company's International operations are principally conducted in Europe, the Middle East and Asia. The Company's International assets are substantially located in Switzerland.

Operating Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales			Operating Income[1]		
	2005	2004	2003	**2005**	2004	2003
Wholesale	**$345,028**	$269,341	$246,195	**$33,445**	$34,930	$29,544
Retail	**73,938**	60,873	53,882	**1,631**	(149)	2,232
Consolidated total	**$418,966**	$330,214	$300,077	**$35,076**	$34,781	$31,776

	Total Assets			Capital Expenditures		
	2005	2004	2003	**2005**	2004	2003
Wholesale	**$415,739**	$340,257	$306,841	**$ 6,785**	$ 2,958	$4,383
Retail	**61,211**	50,710	38,313	**8,162**	7,872	2,142
Consolidated total	**$476,950**	$390,967	$345,154	**$14,947**	$10,830	$6,525

	Depreciation and Amortization		
	2005	2004	2003
Wholesale	**$ 8,909**	$7,500	$6,517
Retail	**3,694**	2,473	1,852
Consolidated total	**$12,603**	$9,973	$8,369

[1] *Fiscal 2005 Retail Operating Income includes a non-cash impairment charge of $2.0 million recorded in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").*

Geographic Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales[(2)]			Long-Lived Assets		
	2005	2004	2003	**2005**	2004	2003
Domestic	**$330,269**	$285,739	$261,701	**$35,010**	$30,216	$26,530
International	**88,697**	44,475	38,376	**15,273**	11,896	13,409
Consolidated total	**$418,966**	$330,214	$300,077	**$50,283**	$42,112	$39,939

	Operating Income		
	2005	2004	2003
Domestic	**$ 9,357**	$ 6,622	$ 8,458
International	**25,719**	28,159	23,318
Consolidated total	**$35,076**	$34,781	$31,776

(2) *The domestic and international net sales are net of intercompany sales of $272.1 million, $209.7 million and $182.5 million for the twelve months ended January 31, 2005, January 31, 2004 and January 31, 2003, respectively.*

NOTE 15 - Quarterly Financial Data (Unaudited)

The following table presents unaudited selected interim operating results of the Company for fiscal 2005 and 2004 *(in thousands, except per share amounts):*

	Quarter Ended			
	1st	2nd	3rd	4th
Fiscal 2005				
Net sales	$74,187	$97,788	$127,023	$119,968
Gross profit	$43,385	$57,978	$ 77,141	$ 71,644
Net income	$ 736	$ 7,057	$ 11,334	$ 7,180
Net income per share:				
Basic	$ 0.03	$ 0.29	$ 0.46	$ 0.29
Diluted	$ 0.03	$ 0.28	$ 0.44	$ 0.28
Fiscal 2004				
Net sales	$60,170	$76,545	$100,767	$ 92,732
Gross profit	$36,440	$47,239	$ 61,339	$ 55,288
Net income	$ 856	$ 5,751	$ 10,074	$ 6,170
Net income per share:				
Basic	$ 0.04	$ 0.24	$ 0.42	$ 0.25
Diluted	$ 0.03	$ 0.23	$ 0.40	$ 0.24

As each quarter is calculated as a discrete period, the sum of the four quarters may not equal the calculated full year amount. This is in accordance with prescribed reporting requirements.

NOTE 16 - Supplemental Cash Flow Information

The following is provided as supplemental information to the consolidated statements of cash flows *(in thousands):*

	Fiscal Year Ended January 31,		
	2005	2004	2003
Cash paid during the year for:			
Interest	**$2,950**	$2,369	$3,559
Income taxes	**$7,434**	$5,864	$6,583

NOTE 17 - Stock Dividend

On June 17, 2004, the Company's shareholders approved an amendment to its articles of incorporation providing for an increase in the authorized shares of common stock and Class A common stock to 100 million shares and 30 million shares, respectively. Subsequently, on June 25, 2004, the Company distributed a stock dividend of one newly issued share of common stock and one newly issued share of Class A common stock for each then outstanding share of common stock and of Class A common stock, respectively, to shareholders of record as of June 11, 2004.

NOTE 18 - Litigation Settlement

On July 28, 2004, a settlement was reached in a lawsuit the Company filed against Swiss Army Brands, Inc. and two individuals in November 2001. In the lawsuit, the Company alleged that Swiss Army Brands and the other defendants tortiously interfered with its business by soliciting a number of the Company's sales employees. As a result of the settlement, the Company recorded a pre-tax gain of $1.4 million. This consisted of a gross settlement of $1.9 million partially offset by direct costs related to the litigation of $0.5 million.

NOTE 19 - Hugo Boss License Agreement

On December 15, 2004, the Company entered into a License Agreement with Hugo Boss Trademark Management GmbH & Co ("Hugo Boss"). The Company received a worldwide exclusive license to use the trademark "HUGO BOSS" and any other trademarks of Hugo Boss containing the names HUGO or BOSS, in connection with the production, promotion and sale of watches. The Company is permitted to assign its rights and sublicense the trademarks to its affiliates (although the Company will remain liable after such assignment or sublicense under the License Agreement). The term of the license is March 21, 2005 through December 31, 2013, with an optional five-year renewal period.

Report of Management

Management's Responsibility for Financial Statements

The consolidated financial statements and all related financial information contained in the Annual Report were prepared by management, who are responsible for their integrity and consistency. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

The Company maintains a system of internal accounting controls and procedures designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and properly recorded in accordance with management's authorization. The design, monitoring and revision of internal control systems involve, among other things, management's judgement with respect to the relative cost and expected benefit of specific control measures. The Company also maintains an internal audit function that evaluates and reports on the adequacy and effectiveness of internal controls, policies and procedures.

Pricewaterhouse Coopers LLP, independent registered public accountants, have audited and reported on the Company's consolidated financial statements. Their report expresses their opinion with respect to the fair presentation of these statements in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors, which is comprised solely of independent directors within the meaning of the NYSE rules, meets periodically with the independent accountants, with the internal auditors, with general counsel, as well as with management to review accounting, auditing, internal accounting controls and financial reporting matters. Both Pricewaterhouse Coopers LLP and internal audit have unrestricted access to the Audit Committee and meet with them without management representatives being present.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such terms is defined in Rule 13a-15(f) under the Exchange Act, for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that the Company's internal control over financial reporting was effective as of January 31, 2005. Management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

EFRAIM GRINBERG
President and Chief Executive Officer

RICHARD J. COTÉ
Executive Vice President and Chief Operating Officer

EUGENE J. KARPOVICH
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Movado Group Inc.:

We have completed an integrated audit of Movado Group, Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of January 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Movado Group, Inc. and its subsidiaries at January 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 18, 2005

Selected Financial Data

The selected financial data presented below has been derived from the Consolidated Financial Statements. This information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report. Amounts are in thousands except per share amounts:

	Fiscal Year Ended January 31,				
	2005	2004	2003	2002	2001
Statement of income data:					
Net sales	**$418,966**	$330,214	$300,077	$299,725	$320,841
Cost of sales	**168,818**	129,908	115,907	115,653	123,392
Gross profit	**250,148**	200,306	184,170	184,072	197,449
Selling, general and administrative[(1)(2)]	**215,072**	165,525	152,394	157,799	163,317
Operating income	**35,076**	34,781	31,776	26,273	34,132
Income from litigation settlement, net	**1,444**	-	-	-	-
Interest expense, net	**3,430**	3,044	3,916	5,415	6,443
Income before taxes and cumulative effect of a change in accounting principle	**33,090**	31,737	27,860	20,858	27,689
Provision for income taxes[(3)(4)]	**6,783**	8,886	7,801	3,735	6,922
Income before cumulative effect of a change in accounting principle	**26,307**	22,851	20,059	17,123	20,767
Cumulative effect of a change in accounting principle	-	-	-	(109)	-
Net income	**$ 26,307**	$ 22,851	$ 20,059	$ 17,014	$ 20,767
Net income per share-Basic[(5)]	**$ 1.06**	$ 0.95	$ 0.84	$ 0.73	$ 0.89
Net income per share-Diluted[(5)]	**$ 1.03**	$ 0.92	$ 0.82	$ 0.71	$ 0.88
Basic shares outstanding[(5)]	**24,708**	24,101	23,739	23,366	23,302
Diluted shares outstanding[(5)]	**25,583**	24,877	24,381	24,014	23,733
Cash dividends declared per share[(5)]	**$ 0.16**	$ 0.105	$ 0.06	$0.06	$0.0525
Balance sheet data (end of period):					
Working capital[(6)]	**$303,696**	$252,883	$219,420	$153,932	$154,637
Total assets	**$476,950**	$390,967	$345,154	$290,676	$290,405
Total long-term debt	**$ 45,000**	$ 35,000	$ 35,000	$ 40,000	$ 45,000
Shareholders' equity	**$316,558**	$274,713	$236,212	$172,470	$159,470

(1) Fiscal 2005 includes a non-cash impairment charge of $2.0 million recorded in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

(2) Fiscal 2002 includes a one-time severance and early retirement charge of $2.7 million.

(3) The effective tax rate for fiscal 2005 was reduced to 20.5% principally as the result of adjustments in the fourth quarter relating to refunds from a retroactive Swiss tax ruling, a favorable U.S. tax accrual adjustment, and the recording of the tax benefit from an asset impairment in the U.S.

(4) The fiscal 2002 effective tax rate of 17.9% reflects a decrease in the Company's U.S. source earnings as a percentage of the overall earnings mix as compared to a fiscal 2001 effective rate of 25.0%.

(5) For all periods presented, basic and diluted shares outstanding, and the related "per share" amounts reflect the effect of the fiscal 2005 two-for-one stock split.

(6) The Company defines working capital as current assets less current liabilities.

Market for Registrant's Common Stock and Related Shareholder Matters

As of March 31, 2005, there were 50 holders of record of Class A Common Stock and, the Company estimates, 3,682 beneficial owners of the Common Stock represented by 409 holders of record. The Common Stock is traded on the New York Stock Exchange under the symbol "MOV" and on March 31, 2005, the closing price of the Common Stock was $18.50. The quarterly high and low split-adjusted closing prices for the fiscal years ended January 31, 2005 and 2004 were as follows:

	Fiscal Year Ended January 31, 2005		Fiscal Year Ended January 31, 2004	
Quarter Ended	Low	High	Low	High
April 30	**$12.63**	**$15.31**	$8.55	$9.98
July 31	**$14.30**	**$17.24**	$9.68	$11.91
October 31	**$13.02**	**$17.81**	$10.11	$11.87
January 31	**$17.16**	**$18.95**	$12.36	$15.49

In connection with the October 7, 1993 public offering, each share of the then currently existing Class A Common Stock was converted into 10.46 shares of new Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"). Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of Class A Common Stock is entitled to convert, at any time, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock is converted automatically into Common Stock in the event that the beneficial or record ownership of such shares of Class A Common Stock is transferred to any person, except to certain family members or affiliated persons deemed "permitted transferees" pursuant to the Company's Amended Restated Certificate of Incorporation. The Class A Common Stock is not publicly traded and consequently, there is currently no established public trading market for these shares.

During the fiscal year ended January 31, 2004, the Board of Directors approved a $0.03 per share dividend in the first quarter and a $0.06 per share dividend in the second, third and fourth quarters on the Common Stock and Class A Common Stock. On March 10, 2004, the Board approved an increase in the quarterly cash dividend rate from $0.06 to $0.08 per share and approved a 2 for 1 stock split to be effected by means of a stock dividend distributable on June 25, 2004, to shareholders of record as of June 11, 2004, with shareholder approval of an increase in the number of authorized shares of Common Stock and Class A Common Stock at the annual shareholders meeting. During the fiscal year ended January 31, 2005, the Board of Directors approved four $0.04 per share quarterly cash dividends, which reflects the effect of the fiscal 2005 2 for 1 stock split. On March 23, 2005, the Board approved an increase in the quarterly cash dividend rate from $0.04 to $0.05 per share. The declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital and surplus requirements, future prospects, terms of indebtedness and other factors deemed relevant by the Board of Directors. See Notes 5 and 6 to the Consolidated Financial Statements regarding contractual restrictions on the Company's ability to pay dividends.

Corporate Directory

Executive Officers and Directors

GEDALIO GRINBERG
Director,
Chairman of the Board

EFRAIM GRINBERG
Director,
President and Chief Executive Officer

RICHARD J. COTÉ
Director,
Executive Vice President and
Chief Operating Officer

MARGARET HAYES ADAME
Director,
President, The Fashion Group International

DONALD ORESMAN
Director,
of Counsel Simpson, Thacher & Bartlett

LEONARD L. SILVERSTEIN
Director,
Partner, Silverstein and Mullens
a division of Buchanan Ingersoll, P.C.

ALAN H. HOWARD
Director,
Managing Director,
Credit Suisse First Boston Corporation

NATHAN LEVENTHAL
Director,
President Emeritus,
Lincoln Center for the Performing Arts

EUGENE J. KARPOVICH
Senior Vice President and
Chief Financial Officer

FRANK V. KIMICK
Vice President - Treasurer

TIMOTHY F. MICHNO
Secretary and General Counsel

MICHAEL J. HAND
Vice President - Corporate Controller

Corporate Information

Corporate Headquarters
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652
(201) 267-8000
www.movadogroup.com

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Dept.
PO Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458 (within the U.S.)
(610) 382-7833 (outside the U.S.)
(888) 269-5221 (hearing impaired)
www.shareowner@bankofny.com

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
(973) 236-4000

Corporate Counsel
Paul, Weiss, Rifkind,
Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Annual Meeting
The Annual Meeting of Shareholders will be held on June 16, 2005 at 10:00 am at 650 From Road
Paramus, NJ 07652

Other Shareholder Information
Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge upon written request to:
Movado Group, Inc.
650 From Road, Paramus, NJ 07652
Attention: Suzanne Michalek,
Director of Corporate Communications
(201) 267-8000

Movado Group's Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the U.S. Securities and Exchange Commission in the Company's annual report on Form 10-K. In addition, the Company's Chief Executive Officer has certified to the NYSE that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

MOVADO GROUP, INC. 650 FROM ROAD, PARAMUS, NJ 07652 (201) 267-8000